AB 9/2

09042311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

| SEC FILE NUMBER |
|---|
| 8- 52518 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StreetCapital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Colonial Center Parkway Suite 260
(No. and Street)

Roswell (City) Georgia (State) 30076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tripp, Chafin & Causey, LLC
(Name – *if individual, state last, first, middle name*)

1225 Johnson Ferry Road, (Address) Suite 200, Marietta (City) Georgia (State) 30068 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 9/17

# OATH OR AFFIRMATION

I, Vince Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StreetCapital, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOMEKIA JONES NOTARY PUBLIC CLAYTON COUNTY, GA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TC &C TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
StreetCapital, Inc.

We have audited the accompanying statements of financial condition of StreetCapital, Inc. f/k/a HPC Capital Management, Inc. as of June 30, 2009 and 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of StreetCapital, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marietta, Georgia
August 20, 2009

Tripp, Chafin & Causey, LLC

# StreetCapital, Inc.
## Statements of Financial Condition
## June 30, 2009 and 2008

| ASSETS | 2009 | 2008 |
|---|---|---|
| Cash | $ 10,780 | $ 53,466 |
| Prepaid rent | 2,990 | -- |
| Property and Equipment, net of depreciation of $7,707 and $6,274, respectively | 1,511 | 2,944 |
| Deposits | 8,710 | 8,710 |
| Total Assets | $ 23,991 | $ 65,120 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses | $ 4,710 | $ 29,876 |
| Accrued income taxes | 250 | 250 |
| Total Liabilities | 4,960 | 30,126 |
| Commitments and contingencies | | |
| Stockholders' Equity | | |
| Common stock, $1.00 par value; 100,000,000 shares authorized, 120,000 issued and outstanding | 120,000 | 120,000 |
| Additional paid-in capital | 283,501 | 240,445 |
| Accumulated deficit | (384,470) | (325,451) |
| Total Stockholders' Equity | 19,031 | 34,994 |
| Total Liabilities and Stockholders' Equity | $ 23,991 | $ 65,120 |

The accompanying notes are an integral part of these financial statements.

**StreetCapital, Inc.**
**Statements of Operations**
**for the years ended**
**June 30, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| Revenues | | |
| Investment banking fees | $ 8,000 | $ 141,927 |
| Trading gains (losses), net | -- | (514) |
| Total Revenues | 8,000 | 141,413 |
| | | |
| Operating Expenses | | |
| Clearing costs | -- | 92 |
| Depreciation | 1,433 | 1,559 |
| General and administrative | 2,119 | 13,788 |
| Employee compensation and benefits | 29,597 | 269,689 |
| Fidelity bond | 718 | 1,085 |
| Professional fees | (2,350) | 30,858 |
| Occupancy | 32,116 | 52,735 |
| Communications and data processing | 3,386 | 10,762 |
| Total Operating Expenses | 67,019 | 380,568 |
| | | |
| Income (loss) from Operations | (59,019) | (239,155) |
| | | |
| Other Income (Expense) | | |
| Interest income | -- | 1,063 |
| Interest expense | -- | (149) |
| | -- | 914 |
| | | |
| Income (loss) before income taxes | (59,019) | (238,241) |
| | | |
| Income taxes | -- | 200 |
| | | |
| Net income (loss) and comprehensive net income (loss) | $ (59,019) | $ (238,441) |

The accompanying notes are an integral part of these financial statements.

## StreetCapital, Inc.
### Statements of Changes in Stockholders' Equity
### for the years ended
### June 30, 2009 and 2008

| | Common Stock | | Additional Paid-in | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| Balance, June 30, 2007 | 120,000 | $ 120,000 | $ 240,445 | $ (87,010) | $ 273,435 |
| Net loss | -- | -- | -- | (238,441) | (238,441) |
| Balance, June 30, 2008 | 120,000 | 120,000 | 240,445 | (325,451) | 34,994 |
| Capital contributions | -- | -- | 43,056 | -- | 43,056 |
| Net loss | -- | -- | -- | (59,019) | (59,019) |
| Balance, June 30, 2009 | 120,000 | $ 120,000 | $ 283,501 | $ (384,470) | $ 19,031 |

The accompanying notes are an integral part of these financial statements.

# StreetCapital, Inc.
## Statements of Cash Flows
## for the years ended
## June 30, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net loss | $ (59,019) | $ (238,441) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation | 1,433 | 1,559 |
| Changes in operating assets and liabilities: | | |
| (Increase) decrease in: | | |
| Deposits | -- | -- |
| Increase (decrease) in: | | |
| Accrued expenses and other | (28,156) | (40,607) |
| Net Cash Provided by (used in) Operating Activities | (85,742) | (277,489) |
| Cash flows from Financing Activities: | | |
| Cash invested by stockholders | 43,056 | -- |
| Advances to officers | -- | 120,000 |
| Net Cash Used in Financing Activities | -- | 120,000 |
| Net increase (decrease) in Cash and Cash Equivalents | (42,686) | (157,489) |
| Cash and Cash Equivalents at beginning of year | 53,466 | 210,955 |
| Cash and Cash Equivalents at end of year | $ 10,780 | $ 53,466 |
| Interest Paid during the year | $ -- | $ 149 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Nature of Business

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company, a wholly-owned subsidiary of Hyperion Holdings, LLC, was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

## 2. Summary of Significant Accounting Policies

**Basis of Presentation** The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

**Use of Estimates** The preparation of the financial statements, in accordance with accounting principles generally accepted in the United States of America, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: allowance for doubtful accounts; asset impairments; depreciable lives of assets; useful lives of intangible assets; income tax reserves and valuation allowances. Future events and their effects cannot be predicted with certainty; accordingly, management's accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results could differ from those estimates. In the ordinary course of accounting for items, management makes changes in estimates as appropriate, and as it becomes aware of circumstances surrounding those estimates. Such changes and refinements in estimation methodologies are reflected in reported results of operations in the period in which the changes are made and, if material, their effects are disclosed in the notes to the financial statements.

**Fair Value of Financial Instruments** Certain of the Company's financial instruments, when present, including cash and cash equivalents, restricted cash, securities owned, accounts receivable, accounts payable, accrued expenses, and notes payable are carried at cost, which approximates their fair market value because of the short term maturity of these financial instruments.

**2. Summary of Significant Accounting Policies, continued**

On July 1, 2007, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). There was no impact on the Company's financial position, results of operations or cash flows at June 30, 2008 and for the year then ended as a result of the adoption of FAS 157.

On July 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). There was no impact on the Company's financial position, results of operations or cash flows at June 30, 2009 and for the year then ended as a result of the adoption of FAS 159.

**Cash and Cash Equivalents** Cash and cash equivalents consist of bank deposits and highly liquid investments, when present, with original maturities of three months or less, that are not held for sale under the ordinary course of business.

**Property and Equipment** Equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the related assets' estimated useful lives of five years. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for improvements that extend the useful life or add value to the asset are capitalized and then expensed over the assets' remaining useful life.

**Long-Lived Assets** The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

**Concentrations** The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2009.

During 2009 and 2008, the Company derived revenue of approximately 100% of total revenues from one to four customers, respectively.

**Revenue Recognition** Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Investment banking fees paid in warrants or other forms of non-cash securities are recorded as revenue when the underlying security is exercised and valued based on current market amounts. Trading gains or losses are recognized on a trade date basis.

## 2. Summary of Significant Accounting Policies, continued

**Advertising** Costs incurred for producing and communicating advertising of the Company are charged to operations as incurred. There was no advertising expense for the years ended June 30, 2009 and 2008, respectively.

**Income Taxes** The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

**Recent Accounting Pronouncements** Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

## 3. Securities Owned

Marketable securities owned consist of trading and investment securities at market value, as follows:

| | 2009 | 2008 |
|---|---|---|
| Corporate stocks | $ -- | $ -- |

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2006 and 2005, not readily marketable securities owned at estimated fair values are as follows:

| | 2009 | 2008 |
|---|---|---|
| Corporate stocks | $ -- | $ -- |

## 4. Advances to Officers

At July 1, 2007, the Company had advanced funds to officers plus accrued interest in the amount of $120,000. The amounts accrued interest at nominal rates and under the terms of the advances, the officers repaid these loans during 2008 by charges to payroll expense.

## 5. Commitments

The Company leases its office space under month to month leases and certain office equipment under longer term leases. Rent expense during 2009 and 2008 was approximately $32,116 and $53,015, respectively. There are presently no lease commitments in excess of twelve months.

## 6. Income Taxes

No provision or benefit for federal income taxes has been recorded for 2009 and 2008 as the Company has incurred net operating losses and has no carryback potential. Differences between taxable income for financial reporting purposes and income tax reporting purposes result from depreciation and charitable contributions and are insignificant.

At June 30, 2009, the Company had net operating loss carryforwards of approximately $365,000 available to reduce future taxable income. These losses expire at various times beginning in 2024. The net operating loss carryforwards may be subject to certain limitations under Section 382 of the internal Revenue Code in the event of an ownership change.

The Company has approximately $124,000 in gross deferred tax assets at June 30, 2009 resulting from net operating loss carryforwards, a change of approximately $20,000 during 2009. A valuation allowance has been recorded to fully offset these deferred tax assets as the future realization of the related tax benefits is uncertain.

On July 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"– an interpretation of FASB Statement No. 109" (FIN 48). There was no impact on the Company's financial position, results of operations or cash flows at June 30, 2008 and for the year then ended as a result of implementing FIN 48. At the adoption date of July1, 2007 and at June 30, 2008, the Company did not have any unrecognized tax benefits. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of July 1, 2007 and June 30, 2008, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. All of the Company's tax years are subject to federal and state tax examination.

## 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

**7. Net Capital Requirements, continued**

At June 30, 2009, the Company has net capital, as defined, of $5,820, which was $820 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .85 to 1.

**8. Related Party Transactions**

The Company shares in commissions and fees with other related companies owned by certain principals of the Company. These fees are paid directly by the escrow agent to all parties. No income or expense is recognized by the Company for these related commissions and fees.

# Supplemental Information

# StreetCapital, Inc.
## Schedule I
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
## June 30, 2009

| | |
|---|---|
| **Net Capital Computation** | |
| Total Stockholders' Equity | 19,031 |
| Less deductions: | |
| Prepaid rent | 2,990 |
| Equipment, net | 1,511 |
| Deposits | 8,710 |
| Deduction related to haircut on securities | -- |
| Net capital | 5,820 |
| Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $4,960) | 5,000 |
| **Net Capital in excess of requirement** | $ 820 |
| **Aggregate Indebtedness** | |
| Aggregate indebtedness, as included in Statement of Financial Condition: | |
| Accrued expenses | $ 4,710 |
| Accrued income taxes | 250 |
| **Total Aggregate Indebtedness** | $ 4,960 |
| **Ratio of Aggregate Indebtedness to Net Capital** | .85 to 1 |

**Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009)**

| | |
|---|---|
| Net Capital as reported in unaudited FOCUS report, as filed | $ 9,820 |
| Audit adjustments, net | (4,000) |
| Net Capital, per above | $ 5,820 |

## StreetCapital, Inc.
### Supplementary Note

### Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
### June 30, 2009

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under rule 15c3-3 of the Securities and Exchange Commission.

TC &C TRIPP, CHAFIN & CAUSEY, LLC
Certified Public Accountants

1225 Johnson Ferry Road • Suite 200 Regency Park • Marietta, Georgia 30068
phone 770.565.2422 • fax 770.565.2462

To the Board of Directors
StreetCapital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of StreetCapital, Inc. (the "Company"), for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses or serious deficiencies as defined above.

The Company does not maintain on site historical tax records and tax returns prior to June 30, 2007 as part of its corporate files. The Company does not maintain current minutes of corporate actions and shareholders meetings. We believe that complete corporate records would incorporate these documents.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, designated self-regulatory organization, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tripp, Chafin & Causey, LLC
Marietta, Georgia
August 20, 2009

**StreetCapital, Inc.**
**f/k/a HPC Capital Management, Inc.**

**Audited Financial Statements**
**As of June 30, 2009 and 2008**

**Tripp, Chafin & Causey, LLC**
1225 Johnson Ferry Road #200
Marietta, GA 30068